Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2019

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Third Quarter Fiscal Year 2020 Highlights	2
3.	Operating Review	3
4.	Fiscal 2021 Production, Cash Cost, and Capital Expenditure Guidance	11
5.	Investment in New Pacific Metals Corp. (“NUAG”)	13
6.	Second Quarter Fiscal 2020 Financial Results	15
7.	Liquidity and Capital Resources	17
8.	Financial Instruments and Related Risks	19
9.	Off-Balance Sheet Arrangements	21
10.	Transactions with Related Parties	21
11.	Alternative Performance (Non-IFRS) Measures	22
12.	Critical Accounting Policies and Estimates	25
13.	New Accounting Standards	25
14.	Other MD&A Requirements	27
15.	Outstanding Share Data	27
16.	Risks and Uncertainties	28
17.	Disclosure Controls and Procedures	32
18.	Directors and Officers	32
Forward-Looking Statements		33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2019 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2019, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2019, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2019. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A. Figures may not add due to rounding.

This MD&A is prepared as of February 5, 2020 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

2.	Third Quarter Fiscal Year 2020 Highlights

  Ore mined up 1% to 262,586 tonnes compared to the prior year quarter (“Q3 Fiscal2019”);

  Sold approximately 1.7 million ounces of silver, 18.8 million pounds of lead, and 8.4 million pounds of zinc, up 0%, 6%, and 103%, respectively, compared to 1.7 million ounces of silver, 17.8 million pounds of lead, and 4.1 million pounds of zinc in the prior year quarter while gold sold was 700 ounces, down 36% compared to 1,100 ounces in the prior yearquarter;

  Ended the quarter with inventories of 3,815 tonnes of silver-lead concentrate and 270 tonnes of zinc concentrate, down 9% and 54%, respectively, compared to 4,176 tonnes of silver-lead concentrate and 586 tonnes of zinc concentrate as at September 30, 2019;

  Revenue up 5% to $44.5 million compared to the prior year quarter;

  Gross profit margin of 42% compared to 46% in the prior yearquarter;

  Net income attributable to equity shareholders of $6.3 million, or $0.04 per share, a decrease of $2.4 million compared to $8.7 million, or $0.05 per share in the prior year quarter;

  Cash flow from operations of $24.9 million, up 26% compared to $19.8 million in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $1.21, compared to negative $2.77 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $7.21, compared to $6.53 in the prior year quarter;

  Paid $2.2 million in dividends to the Company’s shareholders;

[1]Non-IFRS measures. Please refer to section 11 for reconciliation.
Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Invested $3.8 million in New Pacific Metals Corp. (“NUAG”) through its public offering to maintain the Company’s ownership interest at 28.9%; and,

  Strong balance sheet with $155.1 million in cash and cash equivalents and short-term investments, an increase of $19.9 million or 15% compared to $135.2 million as at September 30,2019.

3.	Operating Review

(a)	Consolidated operation performance

The following table summarizes consolidated operational information for the three and nine months ended December 31, 2019 and 2018:

Consolidated		Three months ended December 31,			Nine months ended December 31,
		2019	2018	Changes	2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	262,586	260,278	1%	779,235	745,395	5%
	Ore Milled (tonne)	264,860	271,476	-2%	789,684	748,944	5%

	Head Grades
	Silver (gram/tonne)	228	228	0%	220	237	-7%
	Lead (%)	3.7	3.3	11%	3.4	3.5	-2%
	Zinc (%)	1.7	1.5	16%	1.9	1.5	27%

	Recovery Rates
	Silver (%)	93.5	93.8	0%	92.5	93.9	-2%
	Lead (%)	95.2	94.6	1%	94.3	94.9	-1%
	Zinc (%)	80.1	73.3	9%	79.6	71.7	11%

Cost Data
+	Mining cost per tonne of ore mined ($)	78.65	71.76	10%	76.31	73.85	3%
	Cash mining cost per tonne of ore mined ($)	57.54	53.49	8%	55.13	54.88	0%
	Depreciation and amoritzation charges per tonne of ore mined ($)	21.11	18.27	16%	21.18	18.97	12%

+	Unit shipping costs ($)	2.61	2.82	-7%	2.66	2.91	-9%

+	Milling costs per tonne of ore milled ($)	13.58	13.44	1%	12.85	13.22	-3%
	Cash milling costs per tonne of ore milled ($)	12.01	11.64	3%	11.14	11.08	1%
	Depreciation and amoritzation charges per tonne of ore milled ($)	1.57	1.80	-13%	1.71	2.14	-20%

+	Cash production cost per tonne of ore processed ($)	72.16	67.95	6%	68.93	68.87	0%
+	All-in sustaining cost per tonne of ore processed ($)	121.49	122.15	-1%	117.12	115.52	1%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(1.21)	(2.77)	56%	(2.06)	(4.37)	53%
+	All-in sustaining cost per ounce of silver, net of by-product credits ($)	7.21	6.53	10%	5.64	3.27	72%

Concentrate inventory
	Lead concentrate (tonne)	3,815	4,211	-9%	3,815	4,211	-9%
	Zinc concentrate (tonne)	270	3,079	-91%	270	3,079	-91%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,709	1,712	0%	5,458	5,076	8%
	Gold (in thousands of ounces)	0.7	1.1	-36%	2.8	2.8	0%
	Lead (in thousands of pounds)	18,779	17,800	6%	55,690	52,118	7%
	Zinc (in thousands of pounds)	8,353	4,111	103%	22,342	15,376	45%

Revenue
	Silver (in thousands of $)	24,040	20,660	16%	75,037	63,922	17%
	Gold (in thousands of $)	890	1,167	-24%	3,286	2,883	14%
	Lead (in thousands of $)	14,133	16,851	-16%	45,513	52,691	-14%
	Zinc (in thousands of $)	5,039	3,352	50%	14,236	15,125	-6%
	Other (in thousands of $)	406	321	26%	1,898	946	101%
		44,508	42,351	5%	139,970	135,567	3%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.07	12.07	17%	13.75	12.59	9%
	Gold ($ per ounce)	1,271	1,061	20%	1,174	1,030	14%
	Lead ($ per pound)	0.75	0.95	-21%	0.82	1.01	-19%
	Zinc ($ per pound)	0.60	0.82	-27%	0.64	0.98	-35%

+ Non-IFRS measures, see section 11 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Mine and Mill Production

For the three months ended December 31, 2019 (“Q3 Fiscal 2020”), on a consolidated basis, the Company mined 262,586 tonnes of ore, an increase of 1% or 2,308 tonnes, compared to 260,278 tonnes in the Q3 Fiscal 2019. Ore mined at the Ying Mining District and the GC mine increased by 1,997 tonnes and 311 tonnes, respectively. Ore milled were 264,860 tonnes, down 2% compared to 271,476 tonnes in Q3 Fiscal 2019.

For the nine months ended December 31, 2019, on a consolidated basis, the Company mined 779,235 tonnes of ore, an increase of 5% or 33,840 tonnes, compared to 745,395 tonnes mined in the same prior year period. Ore milled was 789,684 tonnes, up 5% or 40,740 tonnes, compared to 748,944 tonnes in the same prior year period.

(ii)	Metal Sales

In Q3 Fiscal 2020, the Company sold approximately 1.7 million ounces of silver, 18.8 million pounds of lead, and 8.4 million pounds of zinc, up 0%, 6%, and 103%, respectively, compared to 1.7 million ounces of silver, 17.8 million pounds of lead, and 4.1 million pounds of zinc in Q3 Fiscal 2019 while gold sold was 700 ounces, down 36% compared to 1,100 ounce in Q3 Fiscal2019.

For the nine months ended December 31, 2019, the Company sold approximately 5.5 million ounces of silver, 2,800 ounces of gold, 55.7 million pounds of lead, and 22.3 million pounds of zinc, up 8%, 0%, 7%, and 45%, respectively, compared to 5.1 million ounces of silver, 2,800 ounces of gold, 52.1 million pounds of lead, and 15.4 million pounds of zinc sold in the same prior year period.

As at December 31, 2019, the Company had inventories of 3,815 tonnes of silver-lead concentrate and 270 tonnes of zinc concentrate, down 9% and 54%, respectively, compared to 4,176 tonnes of silver-lead concentrate and 586 tonnes of zinc concentrate as at September 30, 2019.

(iii)	Per Tonne Production Costs[1]

In Q3 Fiscal 2020, the consolidated total mining costs and cash mining costs were $78.65 and $57.54 per tonne, an increase of 10% and 8%, respectively, compared to $71.76 and $53.49 per tonne, in Q3 Fiscal 2019. The increase in cash mining costs was mainly due to i) an increase of $0.6 million in mining preparation costs arising from additional tunnelling, and ii) an increase of $0.5 million in mining contractor costs. The consolidated total milling costs and cash milling costs in Q3 Fiscal 2020 were $13.58 and $12.01 per tonne, compared to $13.44 and $11.64 per tonne, respectively, in Q3 Fiscal 2019.

The consolidated cash production costs per tonne of ore processed in Q3 Fiscal 2020 were $72.16, up 6% compared to $67.95 in Q3 Fiscal 2019. The consolidated all-in sustaining production costs per tonne of ore processed were $121.49, down 1%, compared to $122.15 in Q3 Fiscal 2019, and below the Company’s Fiscal 2020 annual guidance of $125.50.

For the nine months ended December 31, 2019, the consolidated total mining costs and cash mining costs were $76.31 and $55.13 per tonne, respectively, compared to $73.85 and $54.88 per tonne in the same prior year period. The consolidated total milling costs and cash milling costs were $12.85 and $11.14, respectively, compared to $13.22 and $11.08 per tonne in the same prior year period.

Correspondingly, the consolidated cash production costs per tonne of ore processed for the nine months ended December 31, 2019 were $68.93, a slight increase compared to $68.87 in the same prior year period. The all-in sustaining production costs per tonne of ore processed were $117.12, an increase of 1%, compared to $115.52 in the same prior year period. However, both the cash production costs and all-in sustaining production costs per tonne were lower than the Company’s Fiscal 2020 annual guidance.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iv)	Costs per Ounce of Silver, Net of By-ProductCredits

In Q3 Fiscal 2020, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.21, compared to negative $2.77 in the prior year quarter. The increase was mainly due to an increase of $1.5 million in cash production costs and a decrease of $1.2 million in by-product credits mainly resulting from lower net realized selling prices for lead and zinc, a decrease of 21% and 27%, partially offset by the increase of lead and zinc sold. Sales of lead and zinc in the current quarter amounted to $19.2 million, a decrease of $1.0 million, compared to $20.2 million in the prior year quarter.

In Q3 Fiscal 2020, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits, was $7.21 compared to $6.53 in Q3 Fiscal 2019. The increase was mainly due to the increase in cash production costs and the decrease in by-product credits as discussed above.

In Q3 Fiscal 2020, on a consolidated basis, approximately 28,978 metres or $1.1 million worth of diamond drilling (Q3 Fiscal 2019 – 27,440 metres or $0.7 million) and 12,912 metres or $3.3 million worth of preparation tunnelling (Q3 Fiscal 2019 – 10,672 metres or $2.7 million) were completed and expensed as mining preparation costs. In addition, approximately 22,237 metres or $7.5 million worth of horizontal tunnels, raises, ramps and declines (Q3 Fiscal 2019 – 19,694 metres or $6.8 million) were completed and capitalized.

For the nine months ended December 31, 2019, the consolidated cash cost per ounce of silver, net of byproduct credits, was negative $2.06, compared to negative $4.37 in the same prior year period. The increase was mainly due to a decrease of $2.22 in by-product credits per ounce of silver mainly resulting from the decreases of 19% and 35% in net realized selling price for lead and zinc. Sales of lead and zinc for the nine months ended December 31, 2019 amounted to $59.7 million, a decrease of $8.1 million, compared to $67.8 million in the same period year period.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits was $5.64 compared to $3.27 in the same prior year period. The increase was mainly due to the decrease in by-product credits as discussed above and an increase of $3.1 million in sustaining capital expenditures.

For the nine months ended December 31, 2019, on a consolidated basis, approximately 93,544 metres or $3.0 million worth of diamond drilling (same prior year period – 91,735 metres or $2.5 million) and 37,224 metres or $9.6 million worth of preparation tunnelling (same prior year period – 32,073 metres or $8.7 million) were completed and expensed as mining preparation costs. In addition, approximately 63,736 metres or $22.0 million worth of horizontal tunnels, raises, ramps and declines (same prior year period – 56,035 metres or $20.0 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarize the operational information at the Ying Mining District from the three and nine months ended December 31, 2019 and 2018. The Ying Mining District consists of several mines, including the SGX, HPG, TLP, LME, LMW, and HZG mines, and is the Company’s primary source of production.

Ying Mining District		Three months ended December 31,			Nine months ended December 31,
		2019	2018	Changes	2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	176,149	174,152	1%	528,818	511,545	3%
	Ore Milled (tonne)	175,488	184,684	-5%	532,317	512,813	4%

	Head Grades
	Silver (gram/tonne)	296	296	0%	311	308	1%
	Lead (%)	4.6	4.1	11%	4.6	4.4	3%
	Zinc (%)	0.9	0.8	18%	0.9	0.9	-1%

	Recovery Rates
	Silver (%)	96.1	95.6	1%	96.1	95.9	0%
	Lead (%)	96.3	95.2	1%	95.9	95.6	0%
	Zinc (%)	70.3	50.2	40%	62.6	52.1	20%

Cost Data
+	Mining cost per tonne of ore mined ($)	91.91	86.27	7%	89.67	86.97	3%
	Cash mining cost per tonne of ore mined ($)	64.69	63.04	3%	62.33	63.00	-1%
	Depreciation and amoritzation charges per tonne of ore mined ($)	27.22	23.23	17%	27.34	23.97	14%

+	Unit shipping costs ($)	3.89	4.27	-9%	3.92	4.28	-8%

+	Milling costs per tonne of ore milled ($)	12.76	12.24	4%	11.74	11.96	-2%
	Cash milling cost per tonne of ore milled ($)	10.99	10.49	5%	9.98	9.98	0%
	Depreciation and amoritzationation charges per tonne of ore milled ($)	1.77	1.75	1%	1.76	1.98	-11%

+	Cash production cost per tonne of ore processed ($)	79.57	77.80	2%	76.23	77.26	-1%
+	All-in sustaining cost per tonne of ore processed ($)	126.43	135.47	-7%	124.31	123.86	0%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(0.72)	(1.74)	59%	(1.40)	(3.43)	59%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	5.57	5.80	-4%	4.55	2.44	86%

Concentrate inventory
	Lead concentrate (tonne)	3,625	3,750	-3%	3,625	3,750	-3%
	Zinc concentrate (tonne)	190	1,350	-86%	190	1,350	-86%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,475	1,545	-5%	4,848	4,623	5%
	Gold (in thousands of ounces)	0.7	1.1	-36%	2.8	2.8	0%
	Lead (in thousands of pounds)	14,912	15,156	-2%	46,137	45,828	1%
	Zinc (in thousands of pounds)	2,882	381	656%	6,400	4,162	54%

Revenue
	Silver (in thousands of $)	21,437	19,075	12%	68,648	59,565	15%
	Gold (in thousands of $)	890	1,167	-24%	3,286	2,883	14%
	Lead (in thousands of $)	11,112	14,324	-22%	37,750	46,421	-19%
	Zinc (in thousands of $)	1,836	297	518%	4,460	4,277	4%
	Other (in thousands of $)	406	321	26%	1,609	751	114%
		35,681	35,184	1%	115,753	113,897	2%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.53	12.35	18%	14.16	12.88	10%
	Gold ($ per ounce)	1,271	1,061	20%	1,174	1,030	14%
	Lead ($ per pound)	0.75	0.95	-21%	0.82	1.01	-19%
	Zinc ($ per pound)	0.64	0.78	-18%	0.70	1.03	-32%

+ Non-IFRS measures, see section 11 for reconciliation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

i)	Q3 Fiscal 2020 vs. Q3 Fiscal 2019

In Q3 Fiscal 2020, the total ore mined at the Ying Mining District was 176,149 tonnes, up 1% or 1,997 tonnes, compared to 174,152 tonnes in Q3 Fiscal 2019. Ore milled was 175,488 tonnes, down 5% or 9,196 tonnes, compared to 184,684 tonnes in Q3 Fiscal 2019.

Head grades of ore milled at the Ying Mining District in Q3 Fiscal 2020 were 296 grams per tonne (“g/t”) for silver, 4.6% for lead, and 0.9% for zinc, compared to 296 g/t for silver, 4.1% for lead and 0.8% for zinc in Q3 Fiscal 2019.

In Q3 Fiscal 2020, the Ying Mining District sold approximately 1.5 million ounces of silver, 14.9 million pounds of lead, and 2.9 million pounds of zinc, compared to 1.5 million ounces of silver, 15.2 million pounds of lead, and 0.4 million pounds of zinc in Q3 Fiscal 2019. As at December 31, 2019, the Ying Mining District had inventories of 3,625 tonnes of silver-lead concentrate and 190 tonnes zinc concentrate, compared to 3,150 tonnes of silver-lead concentrate and 250 tonnes of zinc concentrate as at March 31, 2019.

Total and cash mining costs per tonne at the Ying Mining District in Q3 Fiscal 2020 were $91.91 and $64.69 per tonne, an increase of 7% and 3%, respectively, compared to $86.27 and $63.04 per tonne in Q3 Fiscal 2019. The increase in cash mining costs was mainly due to i) an increase of $0.4 million mining preparation costs arising from an increase of 14% tunnelling expensed, and ii) an increase of $0.3 million in mining contractor costs arising from an overall 3% increase in the mining contractors’rate.

Total and cash milling costs per tonne at the Ying Mining District in Q3 Fiscal 2020 were $12.76 and $10.99, an increase of 4% and 5%, respectively, compared to $12.24 and $10.49 in Q3 Fiscal 2019. The increase in per tonne cash milling costs was mainly due to less ore milled resulting in a higher fixed costs per tonne allocation.

Correspondingly, the cash production costs per tonne of ore processed at Ying Mining District in Q3 Fiscal 2020 were $79.57, up 2% compared to $77.80 in the prior year quarter. The all-in sustaining cash production costs per tonne of ore processed were $126.43, down 7% compared to $135.47 in the prior year quarter. The decrease was mainly due to a decrease of $2.0 million in sustaining capital expenditures.

Cash cost per ounce of silver, net of by-product credits, in Q3 Fiscal 2020 at the Ying Mining District, was negative $0.72 compared to negative $1.74 in Q3 Fiscal 2019. The increase was mainly due to a decrease of $0.78 in by-product credits per ounce of silver resulting from the decrease of 21% and 18% in net realized selling prices for lead and zinc at the Ying Mining District. Sales from lead and zinc at the Ying Mining District in Q3 Fiscal 2020 were $12.9 million, a decrease of $1.7 million, compared to $14.6 million in Q3 Fiscal 2019.

All-in sustaining cost per ounce of silver, net of by-product credits, in Q3 Fiscal 2020 at the Ying Mining District was $5.57 compared to $5.80 in Q3 Fiscal 2019. The decrease was mainly due to the decrease in sustaining capital expenditures offset by the decrease in by-product credits as discussed above.

In Q3 Fiscal 2020, approximately 22,576 metres or $0.7 million worth of underground diamond drilling (Q3 Fiscal 2019 – 20,351 metres or $0.4 million) and 5,329 metres or $1.8 million worth of preparation tunnelling (Q3 Fiscal 2019 – 4,678 metres or $1.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 22,105 metres or $10.5 million worth of horizontal tunnels, raises, ramps and declines (Q3 Fiscal 2019 – 19,361 metres or $6.7 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

ii)	Nine months ended December 31, 2019 vs. nine months ended December 31, 2018

For the nine months ended December 31, 2019, a total of 528,818 tonnes of ore were mined at the Ying Mining District, an increase of 3% or 17,273 tonnes compared to 511,545 tonnes in the same prior year period. Ore milled was 532,317 tonnes, an increase of 4% or 19,504 tonnes compared to 512,813 tonnes in the same prior year period. Average head grades of ore processed were 311 g/t for silver, 4.6% for lead, and 0.9% for zinc compared to 308 g/t for silver, 4.4% for lead, and 0.9% for zinc in the same prior year period.

During the same time period, the Ying Mining District sold approximately 4.8 million ounces of silver, 2,800 ounces of gold, 46.1 million pounds of lead, and 6.4 million pounds of zinc, compared to 4.6 million ounces of silver, 2,800 ounces of gold, 45.8 million pounds of lead, and 4.2 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2019, the cash mining costs at the Ying Mining District were $62.33 per tonne, down 1% compared to $63.00 in the prior year period while the cash milling costs were $9.98 per tonne, unchanged compared to the prior year period. Correspondingly, the cash production costs per tonne of ore processed were $76.23, down 1% compared to $77.26 in the prior year period. The all-in sustaining production costs per tonne of ore processed were $124.31, a slight increase compared to $123.86 in the prior year period. Both the cash production costs and all-in sustaining production costs per tonne were below its Fiscal 2020 annual guidance.

Cash cost per ounce of silver and all-in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District, for the nine months ended December 31, 2019, were negative $1.40 and $4.55, respectively, compared to negative $3.43 and $2.44 in the same prior year period. The increase was mainly due to the decrease in by-product credits per ounce of silver and the increase in sustaining capital expenditures. Sales from lead and zinc at the Ying Mining District for the nine months ended December 31, 2019 were $42.2 million, a decrease of $8.5 million, compared to $50.7 million in the same prior year period.

For the nine months ended December 31, 2019, approximately 73,231 metres or $2.1 million worth of underground diamond drilling (same prior year period – 69,872 metres or $1.5 million) and 17,278 metres or $5.1 million worth of preparation tunnelling (same prior year period – 15,595 metres or $4.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 62,661 metres or $24.3 million worth of horizontal tunnels, raises, and declines (same prior year period – 54,923 metres or $19.2 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three and nine months ended December 31, 2019 and 2018:

GC Mine		Three months ended December 31,			Nine months ended December 31,
		2019	2018	Changes	2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	86,437	86,126	0%	250,417	233,850	7%
	Ore Milled (tonne)	89,372	86,792	3%	257,367	236,131	9%

	Head Grades
	Silver (gram/tonne)	96	84	14%	97	83	17%
	Lead (%)	2.0	1.6	23%	1.9	1.4	38%
	Zinc (%)	3.3	3.1	6%	3.3	2.9	13%

	Recovery Rates
	Silver (%) *	78.0	80.5	-3%	76.9	77.6	-1%
	Lead (%)	90.4	91.6	-1%	89.2	90.1	-1%
	Zinc (%)	85.5	85.5	0%	85.8	84.7	1%

Cost Data
+	Mining cost per tonne of ore mined ($)	51.60	42.40	22%	48.07	45.16	6%
	Cash mining cost per tonne of ore mined ($)	42.96	34.17	26%	39.91	37.12	8%
	Depreciation and amoritzation charges per tonne of ore mined ($)	8.64	8.23	5%	8.16	8.04	1%

+	Milling cost per tonne of ore milled ($)	15.20	15.98	-5%	15.14	15.95	-5%
	Cash milling cost per tonne of ore milled ($)	14.01	14.08	0%	13.53	13.46	1%
	Depreciation and amoritzation charges per tonne of ore milled ($)	1.19	1.90	-37%	1.61	2.49	-35%

+	Cash production cost per tonne of ore processed ($)	56.97	48.25	18%	53.44	50.58	6%
+	All-in sustaining cost per tonne of ore processed ($)	71.03	56.88	25%	67.14	61.71	9%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(4.33)	(12.32)	65%	(7.30)	(14.02)	48%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.18	(6.54)	133%	(0.33)	(6.78)	95%

Concentrate inventory
	Lead concentrate (tonne)	190	461	-59%	190	461	-59%
	Zinc concentrate (tonne)	80	1,729	-95%	80	1,729	-95%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	234	167	40%	610	453	35%
	Lead (in thousands of pounds)	3,867	2,644	46%	9,553	6,290	52%
	Zinc (in thousands of pounds)	5,471	3,730	47%	15,942	11,214	42%

Revenue
	Silver (in thousands of $)	2,603	1,585	64%	6,389	4,357	47%
	Lead (in thousands of $)	3,021	2,527	20%	7,763	6,270	24%
	Zinc (in thousands of $)	3,203	3,055	5%	9,776	10,848	-10%
	Other (in thousands of $)	-	-	0%	289	195	48%
		8,827	7,167	23%	24,217	21,670	12%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce) **	11.12	9.49	17%	10.47	9.62	9%
	Lead ($ per pound)	0.78	0.96	-19%	0.81	1.00	-19%
	Zinc ($ per pound)	0.59	0.82	-28%	0.61	0.97	-37%

*	Silver recorvery includes silver recovered in lead concentrate and silver recoverd in zinc concentrate.
**	Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+	Non-IFRS measures, see section 11 for reconciliation

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

i)	Q3 Fiscal 2020 vs. Q3 Fiscal 2019

In Q3 Fiscal 2020, the total ore mined at the GC Mine was 86,437 tonnes, a slight increase compared to 86,126 tonnes in Q3 Fiscal 2019, while ore milled was 89,372 tonnes, an increase of 3% or 2,580 tonnes compared to 86,792 tonnes in Q3 Fiscal 2019. Average head grades of ore processed at the GC Mine were 96 g/t for silver, 2.0% for lead, and 3.3% for zinc compared to 84 g/t for silver, 1.6% for lead, and 3.1% for zinc in Q3 Fiscal 2019.

In Q3 Fiscal 2020, the GC Mine sold 234,000 ounces of silver, 3.9 million pounds of lead, and 5.5 million pounds of zinc, an increase of 40%, 46%, and 47%, respectively, compared to 167,000 ounces of silver, 2.6 million pounds of lead, and 3.7 million pounds of zinc sold in Q3 Fiscal 2019.

Total and cash mining costs per tonne at the GC Mine in Q3 Fiscal 2020 were $51.60 and $42.96 per tonne, respectively, an increase of 22% and 26%, compared to $42.40 and $34.17 per tonne in Q3 Fiscal 2019. The increase was mainly due to i) an increase of $0.4 million in mining preparation costs resulting from more tunnelling expensed and ii) an increase of $0.2 million in direct mining contractor’s costs as more ore was mined using higher cost re-sueing mining method. Total and cash milling costs per tonne at the GC Mine in Q3 Fiscal 2020 were $15.20 and $14.01, respectively, compared to $15.98 and $14.08, in Q3 Fiscal 2019.

Correspondingly, cash production costs per tonne of ore processed were $56.97, an increase of 18% compared to $48.25 in Q3 Fiscal 2019, and all-in sustaining costs per tonne of ore processed were $71.03, an increase of 25% compared to $56.88 in Q3 Fiscal 2019.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $4.33 compared to negative $12.32 in Q3 Fiscal 2019. The increase was mainly due to i) the increase in cash production costs as discussed above, ii) the decrease in by-product credits per ounce of silver resulting from more silver sold, and iii) the decrease in lead and zinc net realized selling prices. All-in sustaining costs per ounce of silver, net of by-product credits, in Q3 Fiscal 2020 at the GC Mine was $2.18 compared to negative $6.54 in Q3 Fiscal 2019.

In Q3 Fiscal 2020, approximately 6,402 metres or $0.3 million worth of underground diamond drilling (Q3 Fiscal 2019 – 7,089 metres or $0.3 million) and 6,599 metres or $1.5 million worth of tunnelling (Q3 Fiscal 2019 – 5,994 metres or $1.3 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 532 metres or $0.3 million of horizontal tunnels, raises and declines (Q3 Fiscal 2019 – 333 metres or $0.1 million) were completed and capitalized.

ii)	Nine months ended December 31, 2019 vs. nine months ended December 31, 2018

For the nine months ended December 31, 2019, a total of 250,417 tonnes of ore were mined and 257,367 tonnes were milled at the GC Mine, an increase of 7% and 9%, respectively, compared to 233,850 tonnes mined and 236,131 tonnes milled in the same prior year period. Average head grades of ore milled were 97 g/t for silver, 1.9% for lead, and 3.3% for zinc compared to 83 g/t for silver, 1.4% for lead, and 2.9% for zinc in the same prior year period.

During the same time period, the GC Mine sold approximately 610,000 ounces of silver, 9.6 million pounds of lead, and 15.9 million pounds of zinc, an increase of 35%, 52%, and 42%, respectively, compared to 453,000 ounces of silver, 6.3 million pounds of lead, and 11.2 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2019, the cash mining costs at the GC Mine was $39.91 per tonne, an increase of 8% compared to $37.12 per tonne in the same prior year period. The cash milling costs was $13.53 per tonne, a slight increase of 1% compared to $13.46 per tonne in the same prior year period. Correspondingly, the cash production costs per tonne of ore processed at the GC Mine were $53.44, an increase of 6% compared to $50.58 in the same prior year period. The all-in sustaining cash production costs per tonne of ore processed was $67.14 compared to $61.71 in the same prior year period.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Cash costs per ounce of silver and all-in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine, for the nine months ended December 31, 2019, were negative $7.30 and negative $0.33 respectively, compared to negative $14.02 and negative $6.78 in the same prior year period.

For the nine months ended December 31, 2019, approximately 20,313 metres or $0.9 million worth of underground diamond drilling (same prior year period – 21,863 metres or $1.0 million) and 18,962 metres or $4.5 million of tunnelling (same prior year period – 16,478 metres or $4.3 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,476 metres or $1.0 million of horizontal tunnels, raise, and declines (same prior year period – 1,112 metres or $0.8 million) were completed and capitalized.

(iii)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 in due to required capital upgrades to sustain its ongoing production and the market environment. The Company is undertaking activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued to the Company, or if they are issued, that they will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. An updated National Instrument 43-101 Technical Report on the BYP Mine, with an effective date of April 30, 2019, was completed by RPM Global Asia Limited and filed under the Company’s SEDAR profile at www.sedar.com.

(iv)	XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In April 2019, Henan Found, the Company’s 77.5% owned subsidiary, entered into a share transfer agreement (the “Agreement”) with an arm’s length private Chinese company to dispose of the XHP project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding company of the XHP project, for $7.3 million (RMB ¥50 million), and forgave the amount of $1.1 million (RMB ¥7.5 million) SX Gold owes to Henan Found. The transaction was completed and a gain of $1.5 million was recognized in Q1 Fiscal 2020. As of the date of this MD&A, Henan Found received partial payments of $6.1 million (RMB ¥42.5 million) for the sale.

4.	Fiscal 2021 Production, Cash Cost, and Capital ExpenditureGuidance

In Fiscal 2021, the Company expects to process approximately 930,000 - 970,000 tonnes of ore, yielding 6.2 million to 6.5 million ounces of silver, 66.1 million to 68.5 million pounds of lead, and 24.5 million to 26.7 million pounds of zinc. Fiscal 2021 production guidance represents an increase of approximately 2% to 7% in silver production, 2% to 5% in lead production, and 12% to 22% in zinc production compared to the current Fiscal 2020 annual guidance.

Fiscal 2021 Production and Cash Costs Guidance

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	640,000 - 660,000	292	4.3	0.9
GC Mine	290,000 - 310,000	96	1.7	3.3
Consolidated	930,000 - 970,000

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	5.6 - 5.8	56.6 - 58.0	7.0 - 8.0	74.7-82.5	133.5 - 140.5
GC Mine	0.6 - 0.7	9.5 - 10.5	17.5 - 18.7	52.2-57.5	78.5 - 82.9
Consolidated	6.2 - 6.5	66.1 - 68.5	24.5 - 26.7	66.6-73.6	122.6-135.5
*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per tonne of ore processed. Cash costs refer to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.90.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has been consistently active exploring its existing mining permit areas through drilling and tunneling, with the objective of replacing the ore depleted annually. In recent years, the Company has embarked on a capital investment program at both of its mining operations with the objective of adding facilities and infrastructure that will enhance the efficiency and future profitability of the mines. This program includes the excavation of additional access ramps and tunnels which are expected to facilitate the efficient movement of ore, equipment and personnel within the mines, as well as provide access to new areas of mineralization that may be suitable for mining in current and future periods. Depending on the extent of each project and the rate of development progress, the spending associated with these projects may be spread across several reporting periods until they are complete.

For Fiscal 2021, the Company plans to i) complete 8,300 metres of ramp development tunneling at estimated capitalized expenditures of $6.9 million, representing a 43% increase in meterage and a 15% increase in total cost compared to Fiscal 2020 guidance; ii) complete 92,300 metres of exploration and other development tunneling at estimated capitalized expenditures of $30.1 million, representing a 52% increase in meterage and a 44% increase in total cost compared to Fiscal 2020 guidance, and iii) spend $5.4 million on equipment and facilities, a decrease of 46% compared to Fiscal 2020 guidance. The total capital expenditures are budgeted at $42.4 million, representing an increase of 15% compared to Fiscal 2020 annual guidance. The Company also plans to complete and expense 34,600 metres of mining preparation tunneling and 105,000 metres of diamond drilling. The table below summarizes the work plan and estimated capital expenditures in Fiscal2021.

Fiscal 2021 Capitalized Work Plan and Capita Expenditure Estimates

	Capitalized Development Work and Expenditures							Expensed Tunneling	Expensed Drilling
	Ramp Development		Exploration and Development Tunnels		Equipment & Facilities	Total		Mining Preparation	Exploration Drilling
	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	(Metres)	($ Million)	(Metres)	(Metres)
Ying Mining District	6,700	5.5	81,300	26.9	4.6	88,000	37.0	21,100	79,300
GC Mine	1,600	1.4	11,000	3.2	0.8	12,600	5.4	13,500	25,700
Consolidated	8,300	6.9	92,300	30.1	5.4	100,600	42.4	34,600	105,000

(a)	Ying Mining District

In Fiscal 2021, the Company plans to mine and process 640,000 to 660,000 tonnes of ore at the Ying Mining District averaging 292 g/t silver, 4.3% lead, and 0.9% zinc with expected metal production of 5.6 million to 5.8 million ounces of silver, 56.6 million to 58.0 million pounds of lead, and 7.0 million to 8.0 million pounds of zinc. Fiscal 2021 production guidance at the Ying Mining District represents an increase of approximately 2% to 5% in silver production, 1% to 3% in lead production, and 11% to 27% in zinc production compared to its Fiscal 2020 annual guidance.

The cash production costs are expected to be $74.7 to $82.5 per tonne of ore, and the all-in sustaining costs are estimated at $133.5 to $140.5 per tonne of ore processed.

In Fiscal 2021, the Ying Mining District plans to i) complete 6,700 metres of ramp development tunneling at estimated capital expenditures of $5.5 million, representing a 57% increase in meterage and 25% increase in total cost compared to its Fiscal 2020 guidance; ii) complete 81,300 metres of exploration and other development tunneling at estimated capital expenditures of $26.9 million, representing a 35% increase in meterage and 35% in total cost compared to its Fiscal 2020 guidance; and iii) spend $4.6 million on equipment and facilities, a decrease of 37% compared to its Fiscal 2020 guidance. The total capital expenditures at the Ying Mining District are budgeted at $37.0 million, an increase of 17% compared to its Fiscal 2020 guidance. The Ying Mining District also plans to complete and expense 21,100 metres of mining preparation tunneling and 79,300 metres of diamond drilling.

(b)	GC Mine

In Fiscal 2021, the Company plans to mine and process 290,000 to 310,000 tonnes of ore at the GC Mine averaging 96 g/t silver, 1.7% lead, and 3.3% zinc with expected metal production of 0.6 million to 0.7

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

million ounces of silver, 9.5 million to 10.5 million pounds of lead and 17.5 million to 18.7 million pounds of zinc. Fiscal 2021 production guidance at the GC Mine represents an increase of approximately 7% to 15% in ore production, 0% to 17% in silver production, 7% to 18% in lead production, and 13% to 21% in zinc production compared to its Fiscal 2020 annual guidance.

The cash production costs are expected to be $52.2 to $57.5 per tonne of ore, and the all-in sustaining costs are estimated at $78.5 to $82.9 per tonne of ore processed.

In Fiscal 2021, the GC Mine plans to i) complete 1,600 metres of ramp development tunneling at estimated capital expenditures of $1.4 million, an increase of 4% in meterage and a decrease of 13% in total cost compared to its Fiscal 2020 guidance; ii) complete 11,000 metres exploration and development tunneling at estimated capital expenditures of $3.2 million, an increase of 1438% in meterage and 254% in total cost; and iii) spend $0.8 million on equipment and facilities, a decrease of 70% compared to its Fiscal 2020 guidance. The total capital expenditures at the GC Mine are budgeted at $5.4 million, an increase of 4% compared to its Fiscal 2020 guidance. The GC Mine also plans to complete and expense 13,500 metres of mining preparation tunneling and 25,700 metres of diamonddrilling.

5.	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On May 22, 2019, the Company exercised its warrants to acquire 1,500,000 common shares of NUAG for a total cost of $2.3 million. Pan American Silver Corp also exercised its warrants to acquire 8,000,000 common shares of NUAG on the same day. As a result of the exercise of these warrants, the Company’s ownership in NUAG was diluted from 29.8% to 28.9% and a dilution gain of $723 was recorded along with the reclassification of gain of $21 from other comprehensive income to netincome.

On October 25, 2019, the Company participated in an offering of common shares of NUAG underwritten by BMO Capital Markets and acquired an additional 1,247,606 common shares of NUAG for a cost of $3,820.

For the three and nine months ended December 31, 2019, the Company also acquired additional nil and 502,600 common shares of NUAG, respectively from the public market (three and nine months ended December 31, 2018 – nil and nil, respectively) for a total cost of $nil and $861, respectively (three and nine months ended December 31, 2018 - $nil and $nil,respectively).

As at December 31, 2019, the Company owned 42,596,506 common shares of NUAG (March 31, 2019 –39,346,300), representing an ownership interest of 28.9% (March 31, 2019 – 29.6%).

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(847)
Share of other comprehensive loss		(536)
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		1,260
Balance December 31, 2019	42,596,506	$47,460	$193,829

In July 2017, NUAG acquired a 100% interest in the Silver Sand Project, an early-stage exploration project in the Potosi Department of Bolivia. Since then, NUAG has been carrying extensive diamond drilling exploration program to advance the Silver Sand Project.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Second Quarter Fiscal 2020 Financial Results

(a)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Sales	$44,508	$49,886	$45,576	$34,952
Gross Profit	18,905	25,374	20,456	16,344
Expenses and foreigh exchange	(7,212)	(4,600)	(5,996)	(6,550)
Impairment reversal	-	-	-	9,178
Dilution gain on investment in associate	-	-	723	-
Gain on disposal of mineral rights and properties	-	-	1,477	-
Other Items	738	26	153	445
Net income	8,716	15,661	17,301	19,417
Net income, attributable to the shareholders of the Company	6,283	12,221	12,607	12,107
Basic earnings per share	0.04	0.07	0.07	0.07
Diluted earnings per share	0.04	0.07	0.07	0.07
Cash dividend declared	2,162		2,125	-
Cash dividend declared per share	0.0125		0.0125	-
	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Sales	$42,351	$48,091	$45,125	$38,449
Gross Profit	19,303	22,700	24,851	19,107
Expenses and foreigh exchange	(3,649)	(6,080)	(4,486)	(4,403)
Impairment reversal	-	-	-	4,714
Other Items	333	220	311	628
Net Income	10,853	11,077	14,177	14,713
Net income, attributable to the shareholders of the Company	8,660	8,037	10,921	12,194
Basic earnings per share	0.05	0.05	0.07	0.07
Diluted earnings per share	0.05	0.05	0.06	0.07
Cash dividend declared	2,112	-	2,095	-
Cash dividend declared per share	0.0125	-	0.0125	-

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver and lead price.

(b)	Financial Results

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2020 was $6.3 million, or $0.04 per share, a decrease of $2.4 million, compared to $8.7 million, or $0.05 per share in Q3 Fiscal 2019.

Compared to Q3 Fiscal 2019, the Company’s financial results in Q3 Fiscal 2020 were mainly impacted by i) an increases of 17% and 20% in the average realized selling prices for silver and gold; ii) an increases of 6% and 103% of lead and zinc sold; offset by iii) decreases of 21% and 27% in the average realized selling prices for lead and zinc, and iv) a $1.3 million foreign exchangeloss.

Net income attributable to the shareholders of the Company for the nine months ended December 31, 2019 was $31.1 million, or $0.18 per share, an increase of $3.5 million, compared to $27.6 million or $0.16 per share in the same prior year period.

Sales in Q3 Fiscal 2020 were $44.5 million, up 5% or $2.1 million, compared to $42.4 million in Q3 Fiscal 2019. Silver, gold, and base metals sales represented $24.0 million, $0.9 million, and $19.6 million, respectively, compared to silver, gold and base metals sales of $20.7 million, $1.2 million, and $20.5 million, respectively, in Q3 Fiscal 2019.

For the nine months ended December 31, 2019, sales were $140.0 million, up 3% or $4.4 million, compared to $135.6 million in the same prior year period. Silver, gold, and base metals sales represented

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$75.0 million, $3.3 million, and $61.6 million, respectively, compared to silver, gold and base metals sales of $63.9 million, $2.9 million, and $68.8 million, respectively, in the same prior year period.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the prices quoted on the Shanghai Metal Exchange (“SME”), less smelter charges, recovery, and value added tax (“VAT”). The metal prices, quoted on SME, excluding gold, include VAT. Effective April 1, 2019, the rate of VAT on purchase and sales of goods applicable to the Company was lowered to 13% from 16%. The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2020, and a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019
Net realized selling prices	$14.07	$12.07	$1,271	$1,061	$0.75	$0.95	$0.60	$0.82
SME	$17.61	$15.76	$1,437	$1,236	$1.07	$1.22	$1.28	$1.45
LME	$16.41	$14.53	$1,430	$1,227	$0.89	$0.95	$1.13	$1.19

Cost of sales in Q3 Fiscal 2020 was $25.6 million, an increase of $2.6 million or 11%, compared to $23.0 million in Q3 Fiscal 2019. The cost of sales included $18.4 million cash production costs (Q3 Fiscal 2019 -$16.9 million), $1.3 million mineral resources tax (Q3 Fiscal 2019 - $1.2 million), and $5.9 million depreciation and amortization charges (Q3 Fiscal 2019 - $4.9 million). The increase was mainly due to more metals sold and the increase of 6% in cash production costs per tonne of ore processed.

For the nine months ended December 31, 2019, cost of sales was $75.2 million compared to $68.7 million in the same prior year period. The cost of sales included $53.7 million cash production costs, $4.0 million mineral resources taxes and $17.6 million depreciation and amortization charges compared to $49.5 million cash production costs, $3.9 million mineral resources taxes, and $15.4 million depreciation and amortization in the same prior year period.

Gross profit margin in Q3 Fiscal 2020 was 42%, compared to 46% in Q3 Fiscal 2019. Ying Mining District’s gross profit margin was 46% compared to 47% in Q3 Fiscal 2019. GC Mine’s gross profit margin was 28% compared to 38% in Q3 Fiscal 2019.

For the nine months ended December 31, 2019, gross profit margin was 46% compared to 49% in the same prior year period. Ying Mining District’s gross profit margin was 49% compared to 52% in the same prior year period. GC Mine’s gross profit margin was 32% compared to 36% in the same prior year period.

General and administrative expenses in Q3 Fiscal 2020 and the nine months ended December 31, 2019 were $5.1 million and $14.6 million (Q3 Fiscal 2019 - $5.3 million, nine months ended December 31, 2018 - $14.4 million). Items included in general and administrative expenses were as follows:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2019	2018	2019	2018
Office and administrative expenses	$1,404	$1,559	$3,901	$4,650
Amortization and depreciation	382	320	1,122	912
Salaries and benefits	2,242	2,736	6,855	6,928
Share-based compensation	947	506	1,973	1,418
Professional fees	173	218	746	508
	$5,148	$5,339	$14,597	$14,416

Government fees and other taxes in Q3 Fiscal 2020 and the nine months ended December 31, 2019 were $0.8 million and $1.9 million (Q3 Fiscal 2019 - $0.6 million, nine months ended December 31, 2018 – $2.2 million). Government fees include environmental protection fee and mineral resources compensation fee. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange loss in Q3 Fiscal 2020 was $1.3 million compared to a foreign exchange gain of $2.4 million in Q3 Fiscal 2019. For the nine months ended December 31, 2019, foreign exchange loss was $1.3 compared to foreign exchange gain of $2.4 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the fluctuation of the US dollar against the Canadian dollar.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Loss on disposal of plant and equipment in Q3 Fiscal 2020 and nine months ended December 31, 2019 were $0.1 million and $0.4 million (Q3 Fiscal 2019 - $0.3 million, nine months ended December 31, 2018 –$0.4 million). The loss was related to the disposal of obsolete equipment.

Gain on disposal of mineral rights and properties in Q3 Fiscal 2020 was $nil (Q3 Fiscal 2019 - $nil). Gain on disposal of mineral rights and properties for the nine months ended December 31, 2019 was $1.5 million (same prior year period - $nil). The gain recorded was related to the disposal of the XHP project in Q1 Fiscal 2020.

Share of loss in an associate in Q3 Fiscal 2020 and nine months ended December 31, 2019 was $0.3 million and $0.8 million (Q3 Fiscal 2019 – gain of $0.2 million, nine months ended December 31, 2018 –$0.2 million), representing the Company’s equity pickup in NUAG.

Dilution gain in Q3 Fiscal 2020 and Q3 Fiscal 2019 was $nil. Dilution gain for the nine months ended December 31, 2019 was $0.7 million (nine months ended December 31, 2018 – $nil). In Q1 Fiscal 2020, the Company’s ownership in NUAG was diluted to 28.9% from 29.6%.

Finance income in Q3 Fiscal 2020 and the nine months ended December 31, 2019 was $1.1 million and $2.7 million (Q3 Fiscal 2019 - $1.0 million, nine months ended December 31, 2018 – $2.6 million). The Company invests in high yield short-term investments and long term corporate bonds.

Finance costs in Q3 Fiscal 2020 and the nine months ended December 31, 2019 were $0.1 million and $0.4 million (Q3 Fiscal 2019 - $0.2 million, nine months ended December 31, 2018 – $0.5 million). The finance costs in the current period were related to the unwinding of the discount of the environmental rehabilitation provisions and the bank loan advanced to Henan Found by the Bank of China in June 2018. The loan was fully repaid in June 2019.

Income tax expenses in Q3 Fiscal 2020 were $3.7 million compared to $5.1 million in Q3 Fiscal 2019. The income tax expense recorded in Q3 Fiscal 2020 included current income tax expense of $2.8 million (Q3 Fiscal 2019 – $4.4 million) and deferred income tax expense of $0.9 million (Q3 Fiscal 2019 – $0.8 million).

For the nine months ended December 31, 2019, income tax expenses were $8.4 million (same prior year period – $17.4 million), which included current income tax expense of $5.5 million (same prior year period – $15.4 million) and deferred income tax expenses of $2.9 million (same prior year period – $2.0 million). The decrease of income tax expenses was mainly due to the tax benefit recognized arising from the disposal of the XHP project.

7.	Liquidity and Capital Resources

As at	December 31, 2019	March 31, 2019	Changes
Cash and cash equivalents	$61,894	$67,441	$(5,547)
Short-term investment	93,236	47,836	45,400
	$155,130	$115,277	$39,853

Working capital	$133,705	$96,988	$36,717

	Three months ended December 31,			Nine months ended December 31,
	2019	2018	Changes	2019	2018	Changes
Cash flow
Cash provided by operating activities	$24,852	$19,767	$5,085	$70,968	$62,006	$8,962
Cash provided (used) in investing activities	(22,736)	2,092	(24,828)	(73,726)	(28,579)	(45,147)
Cash provided (used) in financing activities	2,596	(5,903)	8,499	(2,368)	(9,085)	6,717
Increase (decrease) in cash and cash equivalents	4,712	15,956	(11,244)	(5,126)	24,342	(29,468)
Effect of exchange rate changes on cash and cash equivalents	1,090	(1,340)	2,430	(421)	(5,403)	4,982
Cash and cash equivalents, beginnning of the priod	56,092	53,522	2,570	67,441	49,199	18,242
Cash and cash equivalents, end of the priod	$61,894	$68,138	$(6,244)	$61,894	$68,138	$(6,244)

Cash and cash equivalents and short-term investments as at December 31, 2019 were $155.1 million, an increase of $39.9 million or 35%, compared to $115.3 million in cash and cash equivalents and short-term

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

investment as at March 31, 2019.

Working capital as at December 31, 2019 was $133.7 million, an increase of $36.7 million or 38%, compared to $97.0 million as at March 31, 2019.

Cash flow provided by operating activities in Q3 Fiscal 2020 was $24.9 million, an increase of $5.1 million or 26%, compared to $19.8 million in Q3 Fiscal 2019. The increase was due to:

  $19.5 million cash flow from operating activities before non-cash working capital movements, an increase of $1.6 million or 9%, compared to $17.9 million in Q3 Fiscal 2019;and

  $5.4 million cash flow from changes of non-cash working capital, compared to $1.9 million in Q3 Fiscal 2019.

For the nine months ended December 31, 2019, cash flow provided by operating activities was $71.0 million, compared to $62.0 million in the same prior year period. Before changes in non-cash operating working capital, cash flow provided by operating activities for the nine months ended December 31, 2019 was $66.3 million, compared to $59.6 million in the same prior year period.

Cash flow used in investing activities in Q3 Fiscal 2020 was $22.7 million, compared to $2.1 million cash flow from investing activities in Q3 Fiscal 2019, and comprised primarily of:

  $7.9 million payment for capitalized mineral exploration and development expenditures (Q3 Fiscal 2019 - $7.6 million);

  $1.9 million payment for acquisition of plant and equipment (Q3 Fiscal 2019 - $2.7million);

  $2.1 million payment for acquisition of other investment (Q3 Fiscal 2019 -$nil);

  $3.8 million investment in associate (Q3 Fiscal 2019 - $nil); and

  $11.9 million payment for net purchase of short-term investments (Q3 Fiscal 2019 -$12.6 million proceeds received from net redemption of short-term investments); offsetby

  $4.9 million proceeds from disposal of short-term investments (Q3 Fiscal 2019 -$nil).

For the nine months ended December 31, 2019, cash flow used in investing activities was $73.7 million (same prior year period - $28.6 million), and comprised primarily of:

  $21.9 million payment for capitalized mineral exploration and development expenditures (same prior year period - $19.4 million);

  $6.2 million payment for acquisition of plant and equipment (same prior year period - $4.3million);

  $1.6 million payments for reclamation deposits (same prior year period - $0.3million);

  $3.9 million payment for acquisition of other investment (same prior year period -$nil);

  $7.0 million investment in associate (same prior year period - $nil);

  $45.5 million payment for net purchase of short-term investment (same prior year period - $4.6 million), offset by

  $6.1 million cash received from the disposal of XHP project (same prior year period - $nil);and

  $6.1 million proceeds from disposal of other investments (same prior year period -$nil).

Cash flow from financing activities in Q3 Fiscal 2020 was $2.6 million, compared to $5.9 million used in Q3 Fiscal 2019, and comprised primarily of:

  $2.9 million repayment received from a related party (Q3 Fiscal 2019 -$nil);

  $1.9 million in proceeds received from exercise of stock options (Q3 Fiscal 2019 - $0.6 million); offset by

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  $0.1 million lease payment (Q3 Fiscal 2019 - $nil); and

  $2.2 million cash dividend to the equity shareholders of the Company (Q3 Fiscal 2019 $2.1 million).

For the nine months ended December 31, 2019, cash flow used in financing activities was $2.4 million (same prior year period - $9.1 million), and comprised primarily of:

  $4.4 million repayment to a bank loan (same prior year period - $4.5 million proceedsreceived);

  $0.4 million lease payment (same prior year period - $nil);

  $3.3 million distributions to non-controlling interest shareholders (same prior year period - $6.6 million); and

  $4.3 million cash dividend to the equity shareholders of the Company (same prior year period - $4.2 million); offset by

  $7.0 million from the issuance of common shares of the Company arising from exercised stock options (same prior year period - $1.6 million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns on invested capital from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing debt or retiring debt. The Company prepares annual budget to facilitate the management of its capital requirements. However, the Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuous reporting requirements.

The Company is not subject to any externally imposed capital requirements.

8.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s board of directors (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2019 and March 31, 2019 that are not otherwise disclosed. The assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$61,894	$-	$-	$61,894
Short-term investments - money market instruments	64,555	-	-	64,555
Investments in public companies	7,982	-	-	7,982
Investments in private company	-	-	2,154	2,154

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short-term investments - money market instruments	22,850	-	-	22,850
Investments in public companies	9,253	-	-	9,253

In October 2019, through its subsidiary Henan Found, the Company invested $2.2 million (RMB¥15 million) in a non-related private company in China. As at December 31, 2019, the Company’s investment in that private company was $2.2 million (March 31, 2019 - $nil), representing 15% (March 31, 2019 – nil) of its equity interest. The Company assessed the fair value using a market based approach taking into consideration that the transaction was incurred recently and determined that the carrying value was an approximation of the fair value as at December 31, 2019.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2019 and March 31, 2019, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the nine months ended December 31, 2019.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2019				March 31, 2019
	Within a year	2-5 years	Over 5 years	Total	Total
Bank loan	$-	$-	$-	$-	$4,475
Accounts payable and accrued liabilities	32,514	-	-	32,514	29,856
Lease obligation	615	1,693	90	2,398	-
	$33,129	$1,693	$90	$34,912	$34,331

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk that may affect net income is summarized as follow:

	December 31, 2019	March 31, 2019
Financial assets denominated in U.S. Dollars	$62,382	$45,912

As at December 31, 2019, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.2 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and loan to one of the related parties. As at December 31, 2019, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents, short term investments, and loan to the related party. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no amounts in trade or other receivables which were past due on December 31, 2019 (at March 31, 2019 - $nil) for which no provision is recognized. The amount of $1.0 million (RMB¥7.5 million) related to the XHP project disposal contained in other receivables was outstanding for approximately 90 days as of December 31, 2019.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $1.0 million.

9.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

10.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	December 31, 2019	March 31, 2019
NUAG (a)	$95	$33
Henan Non-ferrous (b)	-	2,989
	$95	$3,022

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement between the Company and NUAG. During the three and nine months ended December 31, 2019, the Company recovered $0.2 million and $0.4 million, respectively (three and nine months ended December 31, 2018 - $0.1 million and $0.2 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	In March 2019, Henan Found advanced a loan of $3.0 million (RMB¥20.0 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum. In December 2019, the loan plus interest of $2.9 million (RMB¥20.7 million) was repaid to Henan Found by HenanNon-ferrous.

The balances with related parties are unsecured.

11.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but are non-IFRS measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provides the reconciliation of these measures to the financial statements for the three months and nine months ended December 31, 2019 and 2018:

(a)	Costs per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gain from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simply way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and undated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

credits.

		Three months ended December 31, 2019					Three months ended December 31, 2018
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Cost of sales		$19,225	$6,378	$-	$-	$25,603	$18,598	$4,450	$-	$-	$23,048
Less: Mineral resources tax		(1,057)	(265)	-	-	(1,322)	(1,005)	(215)	-	-	(1,220)
Depreciation and amortization		(4,984)	(902)	-	-	(5,886)	(4,177)	(710)	-	-	(4,887)
Total cash production cost expensed into cost of sales	A	13,184	5,211	-	-	18,395	13,416	3,525	-	-	16,941
By-product sales
Gold		(890)	-	-	-	(890)	(1,167)	-	-	-	(1,167)
Lead		(11,112)	(3,021)	-	-	(14,133)	(14,324)	(2,527)	-	-	(16,851)
Zinc		(1,836)	(3,203)	-	-	(5,039)	(297)	(3,055)	-	-	(3,352)
Other		(406)	-	-	-	(406)	(321)	-	-	-	(321)
Total by-product sales	B	(14,244)	(6,224)	-	-	(20,468)	(16,109)	(5,582)	-	-	(21,691)
Total cash cost, net of by-product credits	C=A-B	(1,060)	(1,013)	-	-	(2,073)	(2,693)	(2,057)	-	-	(4,750)
Add: Mineral resources tax		1,057	265	-	-	1,322	1,005	215	-	-	1,220
General & administrative		1,020	733	104	3,291	5,148	1,532	488	689	2,630	5,339
Amortization included in general & administrative		(111)	(80)	(74)	(117)	(382)	(128)	(78)	(75)	(39)	(320)
Government fees and other taxes		452	334	1	-	787	435	168	20	2	625
Reclamation accretion		91	6	8	-	105	97	8	12	-	117
Leasepayment		-	-	-	81	81	-	-	-	-	-
Sustaining capital expenditures		6,772	264	-	290	7,326	8,714	163	-	75	8,952
All-in sustaining cost, net of by-product credits	F	8,221	509	39	3,545	12,314	8,962	(1,093)	646	2,668	11,183
Add: Non-sustaining capital expenditures		2,197	298	(1)	-	2,494	1,090	61	166	-	1,317
All-in cost, net of by-product credits	G	10,418	807	38	3,545	14,808	10,052	(1,032)	812	2,668	12,500
Silver ounces sold ('000s)	H	1,475	234	-	-	1,709	1,545	167	-	-	1,712
Cash cost per ounce of silver, net of by-product credits	(B+C)/H	$(0.72)	$(4.33)	$-	$-	$(1.21)	$(1.74)	(12.32)	-	$-	$(2.77)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$5.57	$2.18	$-	$-	$7.21	$5.80	$(6.54)	$-	$-	$6.53
All-in cost per ounce of silver, net of by-product credits	G/H	$7.06	$3.45	$-	$-	$8.66	$6.51	$(6.18)	$-	$-	$7.30

By-product credits per ounce of silver
Gold		(0.60)	-	-	-	(0.52)	(0.76)	-	-	-	(0.68)
Lead		(7.53)	(12.91)	-	-	(8.27)	(9.27)	(15.13)	-	-	(9.84)
Zinc		(1.24)	(13.69)	-	-	(2.95)	(0.19)	(18.29)	-	-	(1.96)
Other		(0.28)	-	-	-	(0.24)	(0.21)	-	-	-	(0.19)
Total by-product credits per ounce of silver		$(9.65)	(26.60)	$-	$-	$(11.98)	$(10.43)	$(33.42)	$-	$-	$(12.67)

(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Cost of sales		$58,691	$16,544	$-	$-	$75,235	$54,812	$13,901	$-	$-	$68,713
Less: Mineral resources tax		(3,255)	(726)	-	-	(3,981)	(3,211)	(650)	-	-	(3,861)
Depreciation and amortization		(15,123)	(2,446)	-	-	(17,569)	(13,108)	(2,288)	-	-	(15,396)
Total cash production cost expensed into cost of sales	A	40,313	13,372	-	-	53,685	38,493	10,963	-	-	49,456
By-product sales
Gold		(3,286)	-	-	-	(3,286)	(2,883)	-	-	-	(2,883)
Lead		(37,750)	(7,763)	-	-	(45,513)	(46,421)	(6,270)	-	-	(52,691)
Zinc		(4,460)	(9,776)	-	-	(14,236)	(4,277)	(10,848)	-	-	(15,125)
Other		(1,609)	(289)	-	-	(1,898)	(751)	(195)	-	-	(946)
Total by-product sales	B	(47,105)	(17,828)	-	-	(64,933)	(54,332)	(17,313)			(71,645)
Total cash cost, net of by-product credits	C=A-B	(6,792)	(4,456)	-	-	(11,248)	(15,839)	(6,350)	-	-	(22,189)
Add: Mineral resources tax		3,255	726	-	-	3,981	3,211	650	-	-	3,861
General & administrative		4,543	1,761	384	7,909	14,597	4,450	1,503	1,336	7,127	14,416
Amortization included in general & administrative		(333)	(241)	(224)	(324)	(1,122)	(326)	(235)	(232)	(119)	(912)
Government fees and other taxes		1,375	475	2	25	1,877	1,595	530	33	36	2,194
Reclamation accretion		275	18	23	-	316	299	24	36	-	359
Lease payment		-	-	-	369	369	-	-	-	-	-
Sustaining capital expenditures		19,733	1,514	-	768	22,015	17,880	805	-	198	18,883
All-in sustainingcost,net of by-product credits	F	22,056	(203)	185	8,747	30,785	11,270	(3,073)	1,173	7,242	16,612
Add: Non-sustaining capital expenditures		5,360	697	87	-	6,144	3,935	405	482	-	4,822
All-in cost, net of by-product credits	G	27,416	494	272	8,747	36,929	15,205	(2,668)	1,655	7,242	21,434
Silver ounces sold ('000s)	H	4,848	610	-	-	5,458	4,623	453	-	-	5,076
Cash cost per ounce of silver, net of by-product credits	(B+C)/H	$(1.40)	$(7.30)	$-	$-	$(2.06)	$(3.43)	$(14.02)	$-	$-	$(4.37)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$4.55	$(0.33)	$-	$-	$5.64	$2.44	$(6.78)	$-	$-	$3.27
All-in cost per ounce of silver, net of by-product credits	G/H	$5.66	$0.81	$-	$-	$6.77	$3.29	$(5.89)	$-	$-	$4.22

By-product credits per ounce of silver
Gold		(0.68)	-	-	-	(0.60)	(0.62)	-	-	-	(0.57)
Lead		(7.79)	(12.73)	-	-	(8.34)	(10.04)	(13.84)	-	-	(10.38)
Zinc		(0.92)	(16.03)	-	-	(2.61)	(0.93)	(23.95)	-	-	(2.98)
Other		(0.33)	(0.47)	-	-	(0.35)	(0.16)	(0.43)	-	-	(0.19)
Total by-product credits per ounce of silver		$(9.72)	(29.23)	-	$-	$(11.90)	$(11.75)	$(38.22)	$-	$-	$(14.12)

(b)	Costs per Tonne of Ore Processed

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed.

		Three months ended December 31, 2019					Three months ended December 31, 2018
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other		Corporate	Consolidated
Cost of sales		$19,225	$6,378	-	$-	$25,603	$18,598	$4,450	$-		$-	$23,048
Less: mineral resources tax		(1,057)	(265)	-	-	(1,322)	(1,005)	(215)	-		-	(1,220)
Less: stockpile and concentrate inventory - Beginning		(5,014)	(600)	(784)	-	(6,398)	(5,748)	(600)	(815)		-	(7,163)
Add: stockpile and concentrate inventory - Ending		6,158	322	805	-	7,285	6,033	1,358	814		-	8,205
Adjustment for foreign exchange movement		(199)	(17)	(21)	-	(237)	117	46	1		-	164
Total production cost		$19,113	$5,818	$-	$-	$24,931	$17,995	$5,039	$-	$		$23,034
Depreciation and amortization charged to mining costs	A	4,795	747	-	-	5,542	4,045	709	-		-	4,754
Depreciation and amortization charged to milling costs	B	311	106	-	-	417	323	165	-		-	488
Total non-cash production cost		$5,106	$853	$-	$-	$5,959	$4,368	$874	$-	$		$5,242
Cash mining cost	C	11,395	3,713	-	-	15,108	10,978	2,943	-		-	13,921
Shipping cost	D	683	-	-	-	683	712	-	-		-	712
Cash milling cost	E	1,929	1,252	-	-	3,181	1,937	1,222	-		-	3,159
Total cash production cost		$14,007	$4,965	$-	$-	$18,972	$13,627	$4,165	$-		$-	$17,792
General & administrative		1,020	733	104	3,291	5,148	1,532	488	689		2,630	5,339
Amortization included in general & administrative		(111)	(80)	(74)	(117)	(382)	(128)	(78)	(75)		(39)	(320)
Government fees and other taxes		452	334	1	-	787	435	168	20		2	625
Reclamation accretion		91	6	8	-	105	97	8	12		-	117
Lease payment		-	-	-	81	81	-	-	-		-	-
Sustaining capital expenditures		6,772	264	-	290	7,326	8,714	163	-		75	8,952
All-in sustaining production cost	F	$22,231	$6,222	$39	$3,545	$32,037	$24,277	$4,914	$646		$2,668	$32,505
Non-sustaining capital expenditures		2,197	298	(1)	-	2,494	1,090	61	166		-	1,317
All in production cost	G	$24,428	$6,520	$38	$3,545	$34,531	$25,367	$4,975	$812		$2,668	$33,822
Ore mined ('000s)	H	176.149	86.437	-	-	262.586	174.152	86.126	-		-	260.278
Ore shipped ('000s)	I	175.639	86.437	-	-	262.076	166.643	86.126	-		-	252.769
Ore milled ('000s)	J	175.488	89.372	-	-	264.860	184.684	86.792	-		-	271.476
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	27.22	8.64	-	-	21.11	23.23	8.23	-		-	18.27
Non-cash milling cost ($/tonne)	L=B/J	1.77	1.19	-	-	1.57	1.75	1.90	-		-	1.80
Non-cash production cost ($/tonne)	M=K+L	$28.99	$9.83	$-	$-	$22.68	$24.98	$10.13	$-		$-	$20.07
Cash mining cost ($/tonne)	N=C/H	64.69	42.96	-	-	57.54	63.04	34.17	-		-	53.49
Shipping costs ($/tonne)	O=D/I	3.89	-	-	-	2.61	4.27	-	-		-	2.82
Cash milling costs ($/tonne)	P=E/J	10.99	14.01	-	-	12.01	10.49	14.08	-		-	11.64
Cash production costs ($/tonne)	Q=N+O+P	$79.57	$56.97	$-	$-	$72.16	$77.80	$48.25	$-		$-	$67.95
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$126.43	$71.03	$-	$-	$121.49	$135.47	$56.88	$-		$-	$122.15
All in costs ($/tonne)	S=P+(G-F)/J	$138.95	$74.37	$-	$-	$130.90	$141.37	$57.58	$-		$-	$127.00

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Nine months ended December 31, 2019					Nine months ended December 31, 2018
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other		Corporate	Consolidated
Cost of sales		$58,691	$16,544	$-	$-	$75,235	$54,812	$13,901	$-		$-	$68,713
Less: mineral resources tax		(3,255)	(726)	-	-	(3,981)	(3,211)	(650)	-		-	(3,861)
Less: stockpile and concentrate inventory - Beginning		(5,947)	(213)	(834)	-	(6,994)	(5,353)	(340)	(891)		-	(6,584)
Add: stockpile and concentrate inventory - Ending		6,158	322	805	-	7,285	6,033	1,358	814		-	8,205
Adjustment for foreign exchange movement		95	9	29	-	133	467	58	77		-	602
Total production cost		$55,742	$15,936	$-	$-	$71,678	$52,748	$14,327	$-	$		$67,075
Depreciation and amortization charged to mining costs	A	14,457	2,044	-	-	16,501	12,261	1,880	-		-	14,141
Depreciation and amortization charged to milling costs	B	936	415	-	-	1,351	1,014	588	-		-	1,602
Total non-cash production cost		$15,393	$2,459	$-	$-	$17,852	$13,275	$2,468	$-	$		$15,743
Cash mining cost	C	32,963	9,995	-	-	42,958	32,225	8,680	-		-	40,905
Shipping cost	D	2,074	-	-	-	2,074	2,129	-	-		-	2,129
Cash milling cost	E	5,313	3,482	-	-	8,795	5,119	3,179	-		-	8,298
Total cash production cost		$40,350	$13,477	$-	$-	$53,827	$39,473	$11,859	$-		$-	$51,332
General & administrative		4,543	1,761	384	7,909	14,597	4,450	1,503	1,336		7,127	14,416
Amortization included in general & administrative		(333)	(241)	(224)	(324)	(1,122)	(326)	(235)	(232)		(119)	(912)
Government fees and other taxes		1,375	475	2	25	1,877	1,595	530	33		36	2,194
Reclamation accretion		275	18	23	-	316	299	24	36		-	359
Lease payment		-	-	-	369	369	-	-	-		-	-
Sustaining capital expenditures		19,733	1,514	-	768	22,015	17,880	805	-		198	18,883
All-in sustaining production cost	F	$65,943	$17,004	$185	$8,747	$91,879	$63,371	$14,486	1,173		$7,242	$86,272
Non-sustaining capital expenditures		5,360	697	87	-	6,144	3,935	405	482		-	$4,822
All in production cost	G	$71,303	$17,701	$272	$8,747	$98,023	$67,306	$14,891	1,655		$7,242	$91,094
Ore mined ('000s)	H	528.818	250.417	-	-	779.235	511.545	233.850	-			745.395
Ore shipped ('000s)	I	529.590	250.417	-	-	780.007	497.341	233.850	-			731.191
Ore milled ('000s)	J	532.317	257.367	-	-	789.684	512.813	236.131	-			748.944
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	27.34	8.16	-	-	21.18	23.97	8.04	-		-	18.97
Non-cash milling cost ($/tonne)	L=B/J	1.76	1.61	-	-	1.71	1.98	2.49	-		-	2.14
Non-cash production cost ($/tonne)	M=K+L	$29.10	$9.77	$-	$-	$22.89	$25.95	$10.53	$-		$-	$21.11
Cash mining cost ($/tonne)	N=C/H	62.33	39.91	-	-	55.13	63.00	37.12	-		-	54.88
Shipping costs ($/tonne)	O=D/I	3.92	-	-	-	2.66	4.28	-	-		-	2.91
Cash milling costs ($/tonne)	P=E/J	9.98	13.53	-	-	11.14	9.98	13.46	-		-	11.08
Cash production costs ($/tonne)	Q=N+O+P	$76.23	$53.44	-	$-	$68.93	$77.26	$50.58	$-		$-	$68.87
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$124.31	$67.14	-	$-	$117.12	$123.86	$61.71	$-		$-	$115.52
All in costs ($/tonne)	S=P+(G-F)/J	$134.38	$69.85	$-	$-	$124.90	$131.54	$63.42	$-		$-	$121.96

12.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2019, as well as the audited consolidated financial statements for the year ended March 31,2019.

13.	New Accounting Standards

(a)	Adoption of new accounting standards

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended March 31, 2019, except the following:

IFRS 16 – Lease

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace IAS 17 - Leases (“IAS 17”) and IFRIC 4 - Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for such contracts, introducing a single on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting, apart from a specific exception in respect of sublease,

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company applied IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term lease.

Policy applicable from April 1, 2019

Lease Definition

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either predetermines or directs how and for what purposes the asset isused.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations

At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized as profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable

At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statement of income on a straight-line basis over the period the lease.

The lease receivable is initially measured at the present value of the lease payments remaining at the lease commencement date, discounting the interest rate implicated in the lease or the Company’s incremental borrowing rate if the lease is a sublease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for lease of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term in the Company’s consolidated statement of income.

Adjustments upon Adoption

Upon adoption of IFRS 16 on April 1, 2019, the Company recognized lease receivable, ROU asset, and lease obligation of $447, $360, and $1,463, respectively, related to the Company’s office lease agreement and sublease agreements. The Company also recognized cumulative adjustments to retained earnings and accumulated other comprehensive income of $(823) and $167, respectively.

(b)	Accounting standards not yeteffective

The Company has elected to not adopt any amendments, standards or interpretations that have been issued by the IASB but are not yet effective.

14.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found under the Company’s profile on SEDAR atwww.sedar.com;
(b) may be found at the Company’s website www.silvercorpmetals.com;
(c) may be found in the Company’s Annual Information Form; and,
(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2019.

15.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 173,239,458 common shares with a recorded value of $242.5 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
501,260	$1.43	6/2/2020
575,000	$2.60	11/16/2021
608,750	$3.23	3/12/2021
431,250	$3.36	10/2/2020
788,500	$3.40	8/24/2021
2,904,760

(c)	Restricted Share Units (RSUs)

Outstanding – 836,000 RSUs with grant date closing price of CAD$4.94 per share.

16.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue mainly from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2019. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  Metal Price Risk

The Company’s sale prices are fixed against metal prices quoted on SME. The metal prices quoted on SME, excluding gold, include VAT, and may be different from the metal prices quoted on LME.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; purchase or sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the Company’s projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

While the Company has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral property or mining concession may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation ofprofits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which have emerging markets, including uncertain political and economic environments, potential virus outbreaks, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

The Company is complying with the recently-announced, government-mandated directives to address the current coronavirus situation that will result in our regular Chinese New Year holiday shutdown being extended by an extra ten days. We do not anticipate this will have a material impact on our overall business, however a further extension of the country’s industrial shutdown may impact our operations, as well as upstream (suppliers) and downstream (customer) economic activity across the metals and mining industry, along with other industries. We are monitoring the situation and our health and safety teams are working closely with the government counterparts.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurancecoverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

In April 2017, the Company sold its 2.5% net smelter return (“NSR”) on the Silvertip Mine to Maverix Metals Inc. (“Maverix”), a Canadian traded (TSX: MMX) precious metals royalty and streaming company for consideration of up to 6,600,000 common shares (3,300,000 post consolidated shares) of Maverix payable as i) 3,800,000 common shares (1,900,000 post consolidated shares) of Maverix; ii) 2,800,000 common shares (1,400,000 post consolidated shares) of Maverix when the Silvertip Mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant. Commercial production at Silvertip was declared by Coeur Mining, Inc. (“Coeur”) on September 1, 2018. However, Coeur declared an impairment review on the carrying value of the Silvertip Mine. It is uncertain if such review would affect the operations at Silvertip Mine and when the cumulative throughput of 400,000 tonnes of ore through the processing plant will be met.

  Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage resulting from mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse effect on future cash flow, results of operations, and the financial condition of the Company.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries including China is evolving, and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that (i) the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits; and (ii) any such non-compliance will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a material adverse effect on some or all of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

  Risks and hazards of mining operations

Mining is inherently dangerous, and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;
(ii)	discharge of pollutants or hazardous chemicals;
(iii)	industrial accidents;
(iv)	failure of processing and mining equipment;
(v)	labour disputes;
(vi)	supply problems and delays;
(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;
(viii)	encountering unanticipated ground or water conditions;
(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;
(x)	periodic interruptions due to inclement or hazardous weatherconditions;
(xi)	equipment breakdown;
(xii)	other unanticipated difficulties or interruptions in development, construction or production; and
(xiii)	force majeure or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financialcondition.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Disclosure Controls and Procedures

(a)	Management’s report on Internal Control over FinancialReporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes, but not limited to:

  maintaining records, that in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of theCompany;

  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with generally accepted accountingprinciples;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company;and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of December 31, 2019 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements. However, no matter how well designed, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies andprocedures.

In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the Company’s policies or procedures may deteriorate.

(b)	Changes in Internal Control over FinancialReporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

18.	Directors and Officers

As at the date of this MD&A, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary
David Kong, Director	Lon Shaver, Vice President
Marina A. Katusa, Director

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward-Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capitalexpenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine; and;

  timing of receipt of permits and regulatoryapprovals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour cost;

  exploration and developmentprograms;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 33